BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 34344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BMO CAPITAL MARKETS CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. And Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL COPPINS 212-605-1602
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

KPMG LLP
(Name - *if individual state last, first, middle name*)

345 PARK AVE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRAD ROTHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO CAPITAL MARKETS CORP., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brad Rothbaum Digitally signed by Brad Rothbaum Date: 2021.03.05 16:50:10 -05'00'

Signature

COO, BMO Capital Markets Corp.

Title

Based upon statement from the SEC regarding Requirements for Certain Paper Submission in Light of COVID-19 Concerns issues on June 18, 2020 and difficulties arising from COVID-19, the Firm is making this filing without notarization

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BMO Capital Markets Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

New York, New York
March 1, 2021

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

(In thousands except share data)

Assets		
Cash and cash equivalents	$	13,249
Securities borrowed		15,007,769
Securities purchased under agreements to resell		14,013,682
Deposits with and receivable from brokers, dealers, and clearing organizations		2,569,166
Receivable from customers		20,177
Receivable from affiliates		31,203
Financial instruments owned, at fair value ($3,925,107 is pledged as collateral)		3,952,335
Securities received as collateral		1,104,852
Accrued interest receivable		80,209
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $102,656		110,299
Goodwill and other intangible assets at cost, less accumulated amortization of $39,289		246,529
Other assets		100,140
Total Assets	$	37,249,610
Liabilities		
Bank loan payable	$	3,167,000
Securities loaned		4,576,246
Securities sold under agreements to repurchase		22,526,910
Payable to brokers, dealers, and clearing organizations		930,965
Payable to customers		67,857
Financial instruments sold, not yet purchased, at fair value		2,455,997
Obligation to return securities received as collateral		1,104,852
Accounts payable and accrued expenses		404,325
Total Liabilities	$	35,234,152
Commitments and Contingent Liabilities		
Stockholder’s Equity		
Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share	$	1
Common stock, $10 par and $0 par or stated value. Authorized 10,000 shares; 5,875 shares issued and outstanding		33
Additional paid-in capital		1,637,147
Retained earnings		378,277
Total Stockholder’s Equity	$	2,015,458
Total Liabilities and Stockholder’s Equity	$	37,249,610

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is organized under the laws of Delaware and is a wholly owned subsidiary of BMO Financial Corp. ("BFC"), which is a wholly owned U.S. subsidiary of Bank of Montreal ("BMO"), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients. It conducts its principal operations from office facilities in New York City and Chicago, maintains additional offices in New York State, California, Florida, Virginia, Arizona, New Jersey, Maryland, Massachusetts, Colorado, Texas, Washington, and Toronto, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), the National Futures Exchange ("NFA"), and a member of various exchanges. The Company is designated as a primary dealer in U.S. government securities by the Federal Reserve Bank of New York.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. While COVID-19 has not materially impacted the Company's financial results, it continues to impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. Although the U.S. Federal Reserve has taken a number of actions to mitigate the impact of COVID-19 on U.S. markets and institutions, including decreasing interest rates and implementing a variety of emergency stimulus measures, these actions may not succeed or have the intended effect. This crisis or other public health crises may also exacerbate other pre-existing political, social, economic, market and financial risks. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The foregoing could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates and a substantial economic downturn or recession. While the economic impacts related to COVID-19 have not negatively affected the Company, given the uncertainty that remains, it could impact the Company's future performance and operations.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. The Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes funds held in the Company's bank accounts for firm operating activities and overnight cash deposits. Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company has not identified any restricted cash at December 31, 2020.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Profit and loss arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at estimated fair value.

(e) Securities Purchased or Sold Under Agreements to Resell or Repurchase

Reverse repurchase agreements and repurchase agreements are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, commercial paper, corporate bonds, and mortgage-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by GAAP.

(f) Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest income and expense on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and accounts payable and accrued expenses, respectively.

With respect to securities received as collateral in noncash securities lending transactions that are subsequently repledged as collateral, the Company records the fair value of the securities received as collateral and a corresponding obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2020, the Company has securities received as collateral of $1,104,852, of which $1,104,852 was subsequently repledged.

(g) Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financings. If the counterparty does not meet its obligation to return securities used as collateral, the Company may be exposed to the risk of re-acquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure.

(h) Income Taxes

ASC Topic 740, *"Income Taxes"*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgement is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

The Company files a consolidated Federal tax return with BFC and its eligible subsidiaries ("consolidated group"). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company records its provision for income taxes as if it were a separate company. BFC will make a payment to the Company for its separately computed taxable loss utilized by the consolidated/combined group or BFC will receive payment from the Company where a separately computed tax liability exists for consolidated/combined filings.

(Continued)

Under ASC 740, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions no longer deemed to meet the "more-likely than-not" threshold are derecognized in the year of determination.

(i) Stock-Based Compensation

BMO offers long-term incentive programs for certain of the Company's senior employees. Under these plans, participants are granted awards in restricted stock units that are cash settled in three installments, based upon BMO's common stock price at the time of vesting, over a three-year period. Amounts owed to/from BMO for the Company's share of the plans liabilities, which is included within accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in the BFC Stock Option Program which was established under the BMO Stock Option Plan for certain designated executives and other employees of the Company in order to provide incentive to attain long-term strategic goals and to attract and retain services of key employees. Options to acquire BMO stock are granted at an exercise price equal to the closing price of BMO's common shares on the day prior to the grant date. Options granted prior to 2013 vest 25% per year over a four-year period starting from their grant date. Options granted in 2013 and later vest 50% in the third year from the grant date and 50% in the fourth year from the grant date. All options expire 10 years from their grant date. Under certain conditions, options are subject to forfeiture. BMO estimates the fair value of stock options on their grant date, and the fair value of options granted to employees is allocated to the Company. The fair value allocated to the Company is recorded as an increase to additional paid-in-capital. When stock options are exercised, BMO issues shares and receives the cash proceeds.

(j) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that is net of estimated impairment.

(k) Goodwill and Intangible Assets

The Company records business combinations by allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess of the amount paid over fair value of those net assets is considered to be goodwill.

Goodwill is not amortized, but is tested for impairment annually, or whenever events or circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company has the option of performing a qualitative assessment of goodwill for any reporting units to determine whether it is more likely than not that the fair value is less than the carrying value of a reporting unit. If it is more likely than not that the fair value exceeds the carrying value of the reporting unit, then no further testing is necessary; otherwise the Company must perform a two-step quantitative assessment of goodwill.

Intangible assets subject to amortization are reviewed for impairment when events or future assessments of profitability indicate that the carrying value may not be recoverable.

(l) Leases

The Company is the lessee of any assets for which a contract provides the Company with the right to control the use of that asset for a period of time in exchange for consideration. The Company's leases are all classified as operating leases.

Leases are recorded on the Company's balance sheet as a lease liability and a corresponding right-of-use asset. A lease liability is recorded upon commencement of the lease at an amount equal to the present value of unpaid lease payments. The discount rate used to determine present value is based on the yield on a risk-free note with a maturity similar to the lease term, with a credit adjustment that is specific to the Company and a further adjustment to reflect a secured rate. The Company updates its discount rate monthly. The initial right-of-use asset is generally equal to the lease liability plus initial direct costs incurred (if any), less any lease incentives received. The lease liability is reported with accrued expenses, and the right-of-use asset is reported in furniture, equipment and leasehold improvements in the Company's Statement of Financial Condition.

(In thousands)

The Company has elected to combine lease and non-lease components for its real estate leases. The Company has not elected the short-term lease exemption for any of its leases.

(m) Recently Adopted Accounting Standards

The FASB issued ASU 2016-13, *"Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"* in June 2016, which was subsequently clarified by the issuance of additional related ASUs, including 2018-19, *"Codification Improvements to Topic 326, Financial Instruments - Credit Losses"* in November 2018, 2019-04, *"Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments"* in April 2019, 2019-05, *"Financial Instruments - Credit Losses - Targeted Transition Relief"* in May 2019, and 2019-10, *"Financial Instruments - Credit Losses (Topic 326) - Mandatory Effective Dates"* in November 2019. These ASUs require an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. The Company adopted these ASUs as of January 1, 2020. The adoption did not have a significant impact on the Company's financial position.

The FASB issued ASU 2017-04, *"Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment"* in January 2017. In the simplified goodwill impairment test, an entity compares the fair value of a reporting unit to its carrying amount, and recognizes an impairment charge for the amount by which the carrying amount exceeds fair value, if any. The impairment charge recognized cannot be greater than the amount of goodwill allocated to the reporting unit. The Company adopted this ASU as of January 1, 2020 and will apply the guidance prospectively. The adoption did not have a significant impact on the Company's financial position.

The FASB issued ASU 2018 -13, "*Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements*" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, *Fair Value Measurement*, including the consideration of costs and benefits. The ASU removes the following disclosure requirements from Topic 820: 1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. 2. The policy for timing of transfers between levels. 3. The valuation processes for Level 3 fair value measurements. The Company adopted this ASU as of January 1, 2020. The adoption of this ASU did not impact the Company's disclosure requirements or financial position.

(n) *Recently Issued Accounting Standards*

The Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *"Reference Rate Reform (Topic 848)"* in March 2020. The amendments in this update are elective and apply to all contracts and transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update provide optional expedients and exceptions for applying GAAP to contract modifications and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by these amendments do not apply to contract modifications made after December 31, 2022. The amendments also contain optional expedients related to hedge accounting, which do not apply to the Company. The ASU was effective upon issuance and the optional amendments in this update are permitted to be elected at any time through December 31, 2022. The Company continues to evaluate the effects of the reference rate reform guidance.

3. Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Securities Lending Activity

The table below presents securities financing agreements included on the Statement of Financial Condition at December 31, 2020. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under GAAP in order to derive the net balance sheet amount.

The column titled "Financial Instruments" in the table below represents securities received under repurchase agreements and securities borrowing agreements, as well as securities pledged under repurchase and securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset

or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Assets/ Liabilities
Securities borrowed	$ 15,007,769	$ —	$ 15,007,769	$ (2,113,308)	$ 12,894,461
Securities purchased under agreements to resell	18,040,299	(4,026,617)	14,013,682	(1,308,403)	12,705,279
Securities received as collateral	1,104,852	—	1,104,852	(1,104,852)	—
	$ 34,152,920	$ (4,026,617)	$ 30,126,303	$ (4,526,563)	$ 25,599,740
Securities loaned	$ 4,576,246	$ —	$ 4,576,246	$ (2,304,679)	$ 2,271,567
Securities sold under agreements to repurchase	26,553,527	(4,026,617)	22,526,910	(8,296,909)	14,230,001
Obligation to return securities received as collateral	1,104,852	—	1,104,852	(1,104,852)	—
	$ 32,234,625	$ (4,026,617)	$ 28,208,008	$(11,706,440)	$ 16,501,568

As of December 31, 2020, the fair value of assets that the Company has pledged to counterparties under repurchase and securities lending transactions is $27,989,220. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral for reverse repurchase and securities borrowing transactions as of December 31, 2020, with a fair value of $28,521,377.

The following table presents the types of financial assets pledged in secured financing transactions and the remaining contractual maturity of the secured financing transactions as of December 31, 2020.

	December 31, 2020				
	Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total Gross Liabilities
			(In thousands)		
Securities loaned					
Equities	$ 4,576,246	$ —	$ —	$ —	$ 4,576,246
Total securities loaned	$ 4,576,246	$ —	$ —	$ —	$ 4,576,246
Securities sold under agreements to repurchase					
U.S Treasury securities	12,571,960	923,539	4,182,010	595,125	18,272,634
U.S government agency securities	3,774,670	—	—	—	3,774,670
Corporate debt securities	1,752,068	191,255	—	—	1,943,323
Other	2,562,901	—	—	—	2,562,901
Total securities sold under agreements to repurchase	$20,661,599	$ 1,114,794	$ 4,182,010	$ 595,125	$ 26,553,528
Obligation to return securities received as collateral					
Equities	1,104,852	—	—	—	1,104,852
Total obligation to return securities received as collateral	$ 1,104,852	$ —	$ —	$ —	$ 1,104,852
Total	$26,342,697	$ 1,114,794	$ 4,182,010	$ 595,125	$ 32,234,626

(In thousands)

4. Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $107,215 have been segregated in a “special reserve bank account for the exclusive benefit of customers” under Rule 15c3-3 of the SEC and are included in the Statement of Financial Condition in financial instruments owned, at fair value.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities of $1,561,451 included in the Statement of Financial Condition in securities purchased under agreements to resell and cash in the amount of $537,439 included in the Statement of Financial Condition in deposits with and receivable from brokers, dealers, and clearing organizations as of December 31, 2020.

5. Deposits with and Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Deposits with and amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2020 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 4,750	$ 8,816
Receivable from/payable to brokers and dealers	2,026,977	758,054
Receivable from/payable to clearing organizations	141,404	164,095
Deposits	396,035	—
	$ 2,569,166	$ 930,965

6. Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The Company trades in U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, corporate debt securities, mortgage-backed securities, asset-backed securities, equity securities, interest rate futures and swaps, credit default swaps, and equity option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2020:

	Owned	Sold, not yet Purchased
U.S. government and agency obligations	$ 862,823	$ 1,353,326
Canadian government and provincial obligations	59,276	42,823
Corporate and other obligations	298,518	206,709
Mortgage-backed securities	2,183,588	60
Asset-backed securities	95,502	—
Equity securities	416,926	853,079
Interest rate and equity options	35,702	—
Total	$ 3,952,335	$ 2,455,997

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally sourced through reverse repurchase or securities borrowed agreements.

7. Fair Value of Financial Instruments and Fair Value Measurement

GAAP defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets

Level 2 – Quoted prices for *similar instruments* in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. GAAP also precludes the use of block discounts for instruments traded in an active market, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and agency obligations, Canadian government and provincial obligations, corporate debt securities, mortgage-backed securities, asset-backed securities, listed equity securities, exchange-traded derivatives, over-the-counter derivatives, and forward currency contracts. The

Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under GAAP.

(In thousands)

(b) Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2020:

Description	Level 1	Level 2	Level 3	Netting (1)	Total
Assets:					
Securities owned:					
U.S. government and agency obligations	$ 553,280	$ 308,596	$ 947	$ —	$ 862,823
Canadian government and provincial obligations	11,343	47,933	—	—	59,276
Corporate and other obligations	164,662	131,821	2,035	—	298,518
Mortgage-backed securities	—	1,545,653	637,935	—	2,183,588
Asset-backed securities	—	95,264	238	—	95,502
Equity securities	416,926	—	—	—	416,926
Interest rate and equity options	176,485	—	—	(140,783)	35,702
	$1,322,696	$ 2,129,267	$ 641,155	$ (140,783)	$ 3,952,335
Interest rate futures and currency forwards	24	—	—	(24)	—
Swap contracts	—	503	—	—	503
	$1,322,720	$ 2,129,770	$ 641,155	$ (140,807)	$ 3,952,838
Liabilities:					
Securities sold, not yet purchased:					
U.S. government and agency obligations	$1,303,310	$ 50,016	$ —	$ —	$ 1,353,326
Canadian government and provincial obligations	30,292	12,531	—	—	42,823
Corporate and other obligations	94,696	112,013	—	—	206,709
Mortgage-backed securities	—	60	—	—	60
Equity securities	853,079	—	—	—	853,079
Interest rate and equity options	140,783	—	—	(140,783)	—
	$2,422,160	$ 174,620	$ —	$ (140,783)	$ 2,455,997
Interest rate futures and currency forwards	14,607	—	—	(24)	14,583
Swap contracts	—	1,549	—	—	1,549
	$2,436,767	$ 176,169	$ —	$ (140,807)	$ 2,472,129

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting. The Company records the unrealized gains and losses of interest rate futures and currency forwards and swap contracts within receivable from and payable to broker dealers and clearing organizations in the Statement of Financial Condition.

The Company classifies instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. *(c)*

(c) Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, securities received as collateral and obligation to return securities received as collateral and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

(In thousands)

The Company has a contingent liability related to the Clearpool acquisition. There is an Earn-Out in the amount of $10,000 that is valued on the probability of achieving revenue targets for two consecutive months during the first four years from the closing date. This will be considered as Level 3 based on the method of valuation where there were no visible inputs.

8. Business Combination

The cost of a business combination is measured at the fair value of the consideration transferred, including contingent consideration. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed.

Clearpool Group ("Clearpool")

On April 6, 2020, BFC completed the acquisition of the business of Clearpool, a New York-based provider of holistic electronic trading solutions and an independent agency broker-dealer, for cash consideration of $138,926, of which $126,711 was pushed down to the Company as shown in the table below. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in the Statement of Financial Condition.

As part of this acquisition, the Company acquired intangible assets of $52,750 and goodwill of $91,632, of which $12,864 is tax deductible.

Due to the acquisition, the Company has set up a contingent liability in the amount of $7,800, which is shown as part of accounts payable and accrued expenses in the Statement of Financial Condition.

The fair values of the assets acquired and liabilities assumed by the Company at the date of acquisition are as follows:

		Clearpool
Goodwill	$	91,632
Intangible assets		52,750
Other assets		16,744
Total assets	$	161,126
Other liabilities		34,415
Purchase price	$	126,711

Assets and liabilities which were not pushed down to the Company and remained on BFC include cash of $8,364, receivables of $11,767 and payables of $7,916.

9. Goodwill and Intangible Assets

Goodwill is evaluated for impairment on an annual basis at December 31st and in interim periods when events or changes indicate the carrying value may not recoverable. The Company operates under a single reporting unit and all the goodwill is allocated to the unit. For the year ended December 31, 2020, the Company performed a qualitative analysis to determine whether it is more likely than not that the fair value was less than the carrying value. As a result of the assessment, the Company concluded goodwill was not impaired at December 31, 2020.

(In thousands)

The gross carrying amount and accumulated amortization of the Company's amortizable assets as of December 31, 2020 are in the table below:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Remaining Life
Deal Pipeline	$ 1,400	$ (1,400)	$ —	N/A
Non-compete agreements	11,340	(8,908)	2,432	1 - 3 years
Customer relationship	69,000	(24,275)	44,725	12 years
Technology	50,200	(4,706)	45,494	8 years
Trade name	1,350	—	1,350	N/A
	$ 133,290	$ (39,289)	$ 94,001	

10. Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on daily settlement activity. The Company had a $2,000,000 unsecured credit facility with BMO at December 31, 2020 at a fluctuating interest rate. As of December 31, 2020, $557,000 was drawn at an interest rate of 0.375%. In addition, the Company had a $200,000 secured credit facility with Bank of New York Mellon at December 31, 2020 of which none was drawn. The Company also has uncommitted credit facilities with BFC of $1,500,000, which was fully drawn at December 31, 2020.

The Company also has long-term borrowing arrangements with BFC for $1,010,000. In September 2020, the Company entered into a senior note agreement with a BMO affiliate, Irish FinCo for $100,000. Both senior note agreements were fully drawn at December 31, 2020. The interest rate for the senior notes is the 30-day benchmark plus a fixed spread.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. In addition, as a clearing member of the Chicago Mercantile Exchange, Inc. ("CME"), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits or 110% of the CFTC net capital requirement, whichever is greater.

At December 31, 2020, the Company had net capital of $1,142,202, which was $1,004,128 in excess of its required net capital of $138,074.

12. Commitments, Contingencies and Guarantees

The Company enters into underwriting commitments. At December 31, 2020, there were no open underwriting commitments.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC and in the event a member firm fails, the funding to offset FICC's portfolio would be sourced

across FICC's solvent members. As of December 31, 2020, the Company's commitment to the CCLF was $631,002 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company. There were no legal reserves reflected in the Statement of Financial Condition as of December 31, 2020.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets or liabilities, or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts recorded in the Statement of Financial Condition related to indemnification clauses at December 31, 2020.

The Company is a member of several securities and derivatives exchanges and clearinghouses. In the normal course of business, the Company provides collateral that is determined by the membership agreements with exchanges and clearinghouses or by regulation. The exchanges and clearinghouses guarantee the performance of other members in the event that a member is unable to satisfy its obligations to the exchange or clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses typically require members to post collateral and may have a lien on a member's collateral in the event of a member default. The Company's obligation under such guarantees could exceed the amount of collateral posted. The Company's potential liability under these agreements is not quantifiable. Accordingly, the Company has not recorded a contingent liability in its Statement of Financial Condition and believes that potential to incur material losses under these agreements is remote.

13. Leases

The Company's lease obligations consist primarily of leases for its offices and operating facilities, primarily in New York and New Jersey, with various other locations in the United States. Certain leases contain options to extend the lease term, or to terminate the lease prior to its scheduled end date. Options that are within the Company's control are considered when calculating the lease liability and right-of-use asset when they are reasonably certain to be exercised.

(In thousands)

Additional information on the Company's leases for the year ended December 31, 2020 is set forth below:

		Year Ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities for operating leases:		
Operating cash flows	$	20,691
Right-of-use assets obtained in exchange for new operating lease liabilities	$	56,566
Weighted average remaining lease term:		
Operating leases		9.87 years
Weighted average discount rate:		
Operating leases		3.12 %

Contractual undiscounted cash flows for operating leases as of December 31, 2020 are as follows:

2021	$	21,890
2022		9,289
2023		6,737
2024		6,269
2025		6,164
Thereafter		38,976
Total	$	89,325
Less: Present Value Discount		(9,888)
Lease Liability	$	79,437

Operating lease liabilities are reported within accounts payable and accrued expenses in the Statement of Financial Condition.

The Company has entered into an agreement to lease new office space in New York, New York. The Company will move operations into the new office space in phases as construction of leasehold improvements is completed. The first phase of the lease commenced in October/November 2020, with the balance of the space delivering in 2021. The Company's total expected lease commitment under the new lease is $387,000 over a lease term of 15 years.

(In thousands)

14. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2020 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	40,371
Employee benefit plans		3,945
State tax loss carryforward		234
Deferred expenses		8,758
Depreciation		3,090
Total deferred tax assets	$	56,398
Valuation allowance	$	(18)
Deferred tax assets, net	$	56,380
Deferred tax liability:		
Intangible assets	$	(17,139)
Total deferred tax liability	$	(17,139)
Net deferred tax assets	$	39,241

A valuation allowance of $18 exists at December 31, 2020 to offset a portion of the Company's state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain state tax deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2020.

State tax loss carryforwards at December 31, 2020 of approximately $3,527 will expire in varying amounts in the years 2024 through 2028.

The balance of unrecognized tax benefits may decrease between $0 and $4,095 during the next 12 months depending upon the settlement of Federal, state, and local tax audits.

The Company joins in filing a consolidated Federal income tax return as well as combined state tax returns in certain states with its parent, BFC. At December 31, 2020, the Company has an outstanding payable to BFC of $27,940 related to income taxes recorded in the Statement of Financial Condition.

There are no ongoing Federal examinations or Federal statute extensions currently in place. The Company is currently under examination by several state and local taxing authorities (with New York State and New York City being the most significant jurisdictions). It is anticipated that these tax examinations will be completed by the end of 2021. As of December 31, 2020, no significant adjustments have been proposed for the Company's Federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

The Company had approximately $498 accrued for the payment of interest and penalties at December 31, 2020.

15. Benefit Plans

The Company is a participating entity in retirement plans offered to BMO's eligible employees.

The non-contributory defined-benefit pension plan covers the Company's eligible employees at December 31, 2020 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend additional retirement benefits to individuals hired prior to April 1, 2016 without regard to certain statutory limitations for qualified funded plans.

(Continued)

(In thousands)

For employees hired prior to January 1, 2002, the plan's benefit formula is a final average pay formula, based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment less

an estimated Social Security benefit. For employees hired on or after January 1, 2002, the plan's benefit formula is an account-based formula based upon eligible pay, age and length of service.

On March 1, 2016, BFC announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The final average pay formula will continue to reflect future earnings and the account-based formula will continue to reflect annual interest credits. However under both benefit formulas, service credits stop as of March 1, 2017. The pension plan was amended effective April 1, 2016 to reflect the changes.

The policy for the defined benefit pension plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum. During the year ended December 31, 2020, the Company contributed $3,651 to the pension trust. The Company's prepaid asset related to its participation in the defined benefit pension plan was $4,149 as of December 31, 2020 and is included in other assets in the Statement of Financial Condition. The Company's liability related to its participation in the supplemental unfunded retirement plan was $18,567 as of December 31, 2020 and is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company is a participating entity in the post-retirement medical plan sponsored by BFC that provides medical care benefits for eligible retirees (and their dependents). In 2007, the plan was amended to no longer offer plan benefits to new hires and to eliminate plan benefits for employees under the age of 35 at that time. Under the terms of the plan, the Company contributes to the cost of coverage based primarily on employees' length of service. Additional cost sharing with plan participants is accomplished through deductibles, coinsurance and out-of-pocket limits. The post-retirement medical plan liability was $1,979 as of December 31, 2020, which is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in a defined contribution plan that is available to eligible employees. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, the Company introduced an automatic employer core contribution to the 401(k) savings plan that began immediately for employees hired on or after April 1, 2016 and began March 1, 2017 for employees hired prior to April 1, 2016. The Company also participates in a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regards to certain statutory limitations for qualified defined contribution plans. The plan was effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

16. Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, swaps, exchange-traded futures and options, over- the-counter options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts, swaps, when-issued securities and to-be-announced securities ("TBAs") entered into by the Company provide for delayed delivery of the underlying instrument.

(In thousands)

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2020:

	Fair Value Assets	Fair Value Liabilities	Notional Purchases	Notional Sales
Equity options	$ 175,861	$ 140,783	$ 4,505,032	$ 3,920,564
Interest rate options	624	—	755,000	—
Interest rate futures contracts	24	14,446	28,400	17,177,000
Swap contracts	503	1,549	1,492,000	287,600
Forward currency	—	160	29,718	60
Forward securities	5,777	7,126	1,706,355	566,543
TBAs	1,012	19,385	2,099,824	1,512,430

The fair value of interest rate and equity options is included in financial instruments owned and sold, not yet purchased and the fair value of futures, swaps, forward currency contracts, forward securities contracts, and TBAs is included in deposits with and receivable from/payable to brokers, dealers, and clearing organizations in the Statement of Financial Condition.

Swap contracts include Credit Default Swaps and Interest Rate Swaps.

The table below presents derivative fair values included on the Statement of Financial Condition at December 31, 2020. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under GAAP.

The amounts in the column titled "Financial Instruments/Cash" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments/ Cash	Net Assets/ Liabilities
Interest rate and equity options	$ 176,485	$ (140,783)	$ 35,702	$ (35,702)	$ —
Interest rate futures contracts	24	(24)	—	—	—
Swap contracts	503	—	503	—	503
Forward currency	—	—	—	—	—
Forward securities	5,777	—	5,777	—	5,777
TBAs	1,012	—	1,012	—	1,012
Total Assets	$ 183,801	$ (140,807)	$ 42,994	$ (35,702)	$ 7,292
Interest rate and equity options	$ 140,783	$ (140,783)	$ —	$ —	$ —
Interest rate futures contracts	14,446	(24)	14,422	(14,422)	—
Swap contracts	1,549	—	1,549	—	1,549
Forward currency	160	—	160	—	160
Forward securities	7,126	—	7,126	—	7,126
TBAs	19,385	—	19,385	—	19,385
Total Liabilities	$ 183,449	$ (140,807)	$ 42,642	$ (14,422)	$ 28,220

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial

Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on a delivery versus payment basis and cash basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily monitoring of trading positions and limits.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

17. Interests in Variable Interest Entities (VIE)

In accordance with GAAP, the Company evaluates whether it has a controlling financial interest in variable interest entities ("VIE") through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

The Company acts as servicing agent to Fairway and provides accounting and other administrative support to this entity, which is a VIE. Fairway is a US Asset-Backed Commercial Paper conduit sponsored by BMO, a related party. Fairway is organized under the laws of Delaware.

(In thousands)

Fairway was established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance and does not consolidate Fairway as of December 31, 2020.

18. Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $9,470,756 and $9,098,065, respectively, as of December 31, 2020, which is included in the Statement of Financial Condition. In addition, the Company has securities borrowed and loaned with affiliates of $4,120,018 and $636,750, respectively.

In connection with technical service agreements, the Company recorded a net receivable from affiliates of $31,203 as of December 31, 2020, which is included in the Statement of Financial Condition.

The Company clears transactions for certain affiliates. This generated a receivable from brokers, dealers, and clearing organizations of $373,787 as of December 31, 2020.

19. Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through March 1, 2021, and has concluded there are no events identified that require financial statement recognition or disclosure.